SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010
_______________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Press release dated November 8, 2010.

Item 1

Telefónica de Argentina to terminate SEC reporting obligations after repayment in full of its 9.125% Senior Notes due November 2010 (CUSIP No. 879378AJ6)

Telefónica de Argentina S.A. (“TASA”) today repaid in full its 9.125% Senior Notes due November 2010 (CUSIP No. 879378AJ6).  As a result, TASA’s only securities outstanding are the 8.850% Senior Notes due August 2011 (CUSIP No. 879378AK3) (the “2011 Notes”).  The 2011 Notes were delisted from the New York Stock Exchange and withdrawn from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) in September 2010.

TASA intends to terminate its duty to file reports with the Securities and Exchange Commission (the “SEC”) under the 1934 Act soon hereafter by filing Form 15F with the SEC upon the completion of all required legal steps.

TASA is required to make available certain English-language information pursuant to the indenture governing the 2011 Notes and TASA will also make such information available to bondholders through its corporate website (http://www.telefonica.com.ar/).

November 8, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	November 8, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel